Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

J. Stephen Feinour, Jr.
(215) 564-8521
jfeinourjr@stradley.com

March 25, 2022

Filed via EDGAR
Ms. Alison White
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Subject:	Franklin Templeton ETF Trust (the “Trust”)
(File Nos. 333-208873; 811-23124)

Dear Ms. White:
On behalf of the Trust, submitted herewith via the EDGAR system are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided via telephone to J. Stephen Feinour, Jr. with regard to Post-Effective Amendment Nos. 76/80 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) relating to the Martin Currie Sustainable International Equity ETF series of the Trust (the “Fund”), which was filed with the Commission on January 19, 2022 under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940 (the “1940 Act”).  The Amendment was filed to establish a shell ETF in connection with the proposed reorganization of the Martin Currie International Sustainable Equity Fund series of the Legg Mason Global Asset Management Trust (the “Predecessor Fund”) into the Fund. The Staff’s comments are summarized below, followed by the Trust’s responses thereto. Terms not defined herein have the meaning set forth for that term in the Amendment.
1.
Comment:  As the Predecessor Fund will be the performance and accounting survivor upon completion of the proposed reorganization, please consider updating the fee table, expense example, portfolio turnover rate and performance section based on the Predecessor Fund’s information.

Response: The Trust will make the requested revisions.

2.
Comment:  The principal investment strategies section states that “the Fund invests at least 80% of its net assets in equity and equity-related securities of foreign companies and other investments with similar economic characteristics that meet the sub-adviser’s environmental, social and governance (ESG) criteria for the Fund.” Please disclose what “other investments with similar economic characteristics” refers to and how the Fund evaluates those investments from an ESG perspective. In addition, if such investments will include derivatives, please advise how the Fund will value those derivatives for purposes of the Fund’s 80% policy.

Response:  The above-cited reference to “other instruments with similar economic characteristics” is intended to preserve the flexibility for the Fund to invest in other instruments in addition to the equity securities of foreign companies (such as derivatives, etc.) that provide exposure and have economic characteristics similar to the equity securities of foreign companies and count such investments for purposes of the Fund’s 80% investment policy.  This is consistent with the Commission’s statement in the Rule 35d-1 adopting release that “[i]n appropriate circumstances” an investment company could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001). Further, the sub-adviser’s ESG evaluation of such an instrument is based on the underlying exposure it provides.

In regards to how any such derivative investments will be valued for purposes of the Fund’s 80% policy, the Fund intends to take into account exposures created by derivative instruments for purposes of the Fund’s 80% policy in a manner consistent with Rule 35d-1 under the 1940 Act. By way of example, if a derivative creates an exposure equivalent to a cash investment in the underlying instrument equal to the derivative’s notional amount, the Fund believes it is appropriate in those circumstances to use that amount for purposes of the 80% test. On the other hand, if a derivative creates an investment exposure to an instrument in an amount equal to the mark-to-market value of the derivative, the Fund would typically expect to use that value for purposes of the 80% test. The Trust respectfully submits that such treatment is consistent with the above-cited statement of the Commission in the Rule 35d-1 adopting release.

3.	Comment: The principal investment strategies section provides:

In identifying investments that meet the ESG criteria, the sub-adviser assesses ESG factors through a proprietary analytical framework. This analysis may include such factors as shareholder rights, accounting standards, remuneration, board structure, supply chain, data protection, pollution/hazardous waste policies, water usage, and climate change policies.

Please provide more detail about how and when the sub-adviser considers shareholder rights, accounting standards, remuneration, board structure, supply chain, data protection, pollution/hazardous waste policies, water usage, and climate change policies when conducting its ESG analysis.

Response:  The sub-adviser’s ESG analysis with respect to the Fund’s investments covers a variety of factors as noted above, however these factors are not an exclusive list. The materiality and relevance of these factors will also vary by company and industry. The sub-adviser uses ESG factors as a tool to assess governance and sustainability in the context of an individual company’s circumstances. The Trust has revised the above cited disclosure as follows:

In identifying ~~investments~~companies that meet the ESG criteria, the sub-adviser assesses ESG factors through a proprietary analytical framework that is applied to each potential investment. This analysis may include, but is not limited to, such factors as shareholder rights, accounting standards, remuneration, board structure, supply chain, data protection, pollution/hazardous waste policies, water usage, and climate change policies. The materiality and relevance of these factors will vary by company and industry.  The sub-adviser uses ESG factors as a tool to assess governance and sustainability in the context of an individual company’s circumstances.

4.	Comment: Please disclose whether the Fund’s ESG criteria is applied to every investment the sub-adviser makes or only certain investments.

Response:  The Fund’s ESG criteria is part of the stock selection process for every company that the sub-adviser evaluates. The Trust has revised the following disclosure in the Fund’s principal investment strategies section as follows:

In identifying ~~investments~~companies that meet the ESG criteria, the sub-adviser assesses ESG factors through a proprietary analytical framework that is applied to each potential investment.

5.
Comment:  Please disclose, where appropriate, how the sub-adviser will approach relevant ESG proxy issues for the Fund’s portfolio companies. Alternatively, please explain in correspondence if you believe such disclosure is not required.

Response:  The Trust notes that a complete copy of the Martin Currie Proxy Voting Policy (the “Proxy Voting Policy”) is included as Appendix A to the Statement of Additional Information (“SAI”), which includes a discussion of how the sub-adviser approaches relevant ESG proxy issues for the Fund’s portfolio companies.  The Trust has added the following disclosure in the Fund’s Item 9 principal policies and practices section:

Proxy voting is a vital part of the management role. The portfolio managers are guided by the Martin Currie Proxy Voting Policy, which includes proxy guidelines for traditional governance, environmental and social proposals. In addition, although each vote is assessed on a case-by-case basis, the portfolio managers generally support shareholder proposals that promote good governance, greater corporate transparency, accountability and ethical practices.

6.
Comment:  Please provide more detail on the sub-adviser’s due diligence in selecting ESG companies. For example, what underlying data will the sub-adviser review to determine whether the Fund meets its ESG criteria and how/where will the sub-adviser obtain such data.

Response:  The sub-adviser uses a variety of third-party data sources including data providers, company reports, and other relevant company or industry information in making its ESG assessments. This third-party data is used to provide context to the sub-adviser’s ESG analysis and, outside of certain exclusionary criteria, is not used as a basis for assessing whether an investment meets its ESG criteria. As described in detail in the Fund’s Prospectus, the sub-adviser uses its proprietary ESG ratings to determine whether an investment meets its ESG criteria. The Trust has added the following disclosure in the Fund’s principal investment strategies section:

The sub-adviser’s propriety research and analysis may incorporate information and data obtained from a variety of third-party research providers as supplementary to the sub-adviser’s own proprietary research and analysis. The sub-adviser has the right to change the third-party service providers that support this process at any time.

7.	Comment: The second paragraph of the Fund’s principal investment strategies section states

In addition, the Fund seeks to avoid investing in companies that the sub-adviser has determined, based on its exclusionary criteria, to be significantly involved in certain business activities or industries, including the production of tobacco, production of weapons, the extraction of fossil fuels, or the mining of metals and minerals. A company will be considered to be significantly involved if, based upon information received by the sub-adviser, the company generates approximately 5% or more of revenue from tobacco production, approximately 5% or more of revenue from the production of weapons, including nuclear weapons, or approximately 5% or more of revenue from direct involvement in extraction of fossil fuels. Further, the Fund will seek to avoid investing in any company that, based upon information received by the sub-adviser, generates revenue from mining of metals and minerals as defined by the Global Industry

Classification Standard (GICS) sub-industries Diversified Metals and Mining, Copper, Gold and Precious Metals and Minerals, or that is involved in the production, sale or distribution of dedicated and key components of antipersonnel mines and cluster munitions.

Please clarify if all of the exclusionary criteria described in this paragraph will be subject to the 5% revenue threshold used for certain types of investments such as the production of tobacco, production of weapons, and the extraction of fossil fuels.

Response:  As noted in the above disclosure, the 5% revenue threshold is only applicable to the exclusionary criteria related to tobacco production, production of weapons and the extraction of fossil fuels. The exclusionary criteria that apply to mining metals and minerals is determined by the GICS sub-industry classification of the company rather than a 5% revenue threshold.  Further, the exclusionary criteria that apply to any company that is involved in the production, sale or distribution of dedicated and key components of antipersonnel mines and cluster munitions is not subject to a 5% revenue threshold.

The Trust has revised the disclosure in the Fund’s principal investment strategies section as follows:

Further, the Fund will seek to avoid investing in any company that, based upon information received by the sub-adviser, ~~generates revenue from mining of metals and minerals as defined by~~is assigned to the Global Industry Classification Standard (GICS) sub-industries Diversified Metals and Mining, Copper, Gold and Precious Metals and Minerals, or that is involved in the production, sale or distribution of dedicated and key components of antipersonnel mines and cluster munitions.  The sub-adviser may modify this list of prohibited investments, including revenue thresholds or any particular exclusion, at any time, without shareholder approval or notice.

8.
Comment:  In the principal investment strategies section, there is a reference to investing in ETFs. Please advise if the fee table should have a line item for acquired fund fees and expenses related to investments in other ETFs.  Further, please describe how the sub-adviser will apply its ESG criteria to investments in other ETFs.

Response:  A line item in the fee table for acquired fund fees and expenses (“AFFE”) is not needed as AFFE are covered under the Fund’s unified management fee structure.  As noted in the Fund’s Prospectus, “Advisers reimburses the Fund for all acquired fund fees and expenses (such as those associated with the Fund’s investment in a Franklin Templeton money fund) and pays all of the ordinary operating expenses of the Fund. . . .” Further, the sub-adviser does not currently apply its ESG criteria to investments in other ETFs because such investments are used for efficient portfolio management purposes (e.g., for short term cash management purposes) and are not counted towards the Fund’s 80% investment policy.  In addition, the above-referenced sentence in the principal investment strategies section is intended to provide a general listing of the various instruments that are considered equity securities under the Fund’s policies.  The Trust believes that helps an investor’s understanding of what is meant by an equity security, so that an investor can assess the risks with respect to equity investments.

9.
Comment:  In the Fund’s principal risks section, there is a risk for “disruptive innovations.”  Please add corresponding investment strategy disclosure.  In addition, please clarify whether the risk is related to the Fund investing in disruptive innovators or whether the Fund’s investments could be adversely impacted by disruptive innovations or other companies that are disruptive innovators.

Response: The Trust has removed the risk for “disruptive innovations” as the Trust has determined that it is no longer a principal risk of the Fund.

10.	Comment: In the Fund’s principal risks section, please consider adding risk disclosure for equity securities.

Response:  The Trust respectfully declines to add separate risk disclosure for equity securities as the Trust believes the risks associated with the Fund’s investments in equity securities are already covered under “Market” risk.

11.
Comment:  Per the Predecessor Fund’s fact sheet dated December 31, 2021, the Predecessor Fund had 24% of its assets in the information technology sector and 23.8% of its assets in the health care sector.  If the Fund will similarly focus in these sectors, please consider adding corresponding investment strategy and risk disclosure.

Response: The Trust has added the following disclosure in the Fund’s principal investment strategies section:

As of the date of this Prospectus, the top two sectors represented by the predecessor fund’s (defined below) investments were information technology and health care. These sectors may change over time.

The Trust has also added risk disclosure corresponding to these sectors as requested.

12.
Comment:  Per the Predecessor Fund’s fact sheet dated December 31, 2021, the Predecessor Fund had approximately 68% of its assets invested in Europe.  If the Fund will similarly focus in Europe, please consider adding corresponding investment strategy and risk disclosure.

Response: The Trust has added the following disclosure in the Fund’s principal investment strategies section:

In addition, the Fund may invest a significant portion of its assets in a specific geographic region, such as Europe, or a particular country.

The Trust has also added risk disclosure corresponding to this geographic focus as requested.

13.	Comment: If the portfolio managers for the Fund are the same as for the Predecessor Fund, please update their dates of service accordingly throughout the Prospectus.

Response: The Trust will make the requested revisions.

14.
Comment:  In the Item 9 principal policies and practices section, please revise the sixth and seventh paragraphs to be in plain English. In addition, there is a reference to “goodwill on the balance sheet.”  Please explain what goodwill means in this context.

Response: The Trust has revised the sixth and seventh paragraphs in the Fund’s Item 9 principal policies and practices section as follows:

In seeking investments for the Fund, the sub-adviser looks for quality growth company stocks that have the potential to generate long-term returns for investors as defined by high and durable returns on invested capital (ROIC). The sub-adviser screens global listed companies for those that have generated a Return on Invested Capital (ROIC) in excess of their Weighted Average Cost of Capital (WACC). In addition, the sub-adviser also screens for a guideline market cap of > US $3 billion, low debt and the level of accounting goodwill on the balance sheet.  Goodwill is an intangible asset representing the portion of the business value that cannot be attributed to other income-producing business assets. Stocks that are identified through the initial screening process are then subject to fundamental analysis, where the sub-adviser uses various criteria to examine the quality and sustainability of the company’s business model. In valuing companies, the sub-adviser considers cash flow to be the most appropriate and consistent measure of value. The sub-adviser conducts an in-depth valuation analysis of the company and creates a price target based upon an analysis of discounted cash flow, ROIC/WACC = Enterprise value (EV)/Invested capital (IC) and other valuation multiples.

The sub-adviser’s proprietary research process systematically provides a risk assessment of a company from 1 (lowest risk) to 5 (highest risk) against four categories – (i) industry dynamics, (ii) company risks, (iii) governance ~~&~~and sustainability ~~and~~(i.e., the ESG risk assessment) and (iv) portfolio risks. This allows for effective comparisons across companies. The sub-adviser then assesses an individual company’s thematic exposure in an effort to understand the future drivers of its growth. The thematic assessment has three ~~overall~~overarching trends – resource scarcity, the future of technology and demographic change. These are incorporated within the sub-adviser’s modelling and qualitative assessments. Resource scarcity includes long-term structural growth opportunities emerging in electric vehicles, climate change and energy saving. With respect to the future of technology, the sub-adviser seeks to harness structural growth in outsourcing, artificial intelligence and cyber-security. Demographic changes encapsulate areas such as growth in the emerging markets middle-class, healthy living or ageing populations.

15.
Comment:  The Item 9 principal policies and practices section states, “The sub-adviser’s proprietary research process systematically provides a risk assessment of a company from 1 (lowest risk) to 5 (highest risk) against four categories - industry dynamics, company risks, governance & sustainability and portfolio risks.”  Please clarify if this risk assessment is different than or the same as the one discussed in the Item 4 section which states, “Proprietary ESG ratings capture this analysis with companies assigned a risk rating on each of governance and sustainability (environmental and social) from 1 (low risk) to 5 (high risk).”  In particular, the discussion in the Item 4 section only refers to governance and sustainability and appears to be ESG related, whereas the discussion in the Item 9 section discusses other categories including non-ESG categories.

Response:  The ESG risk assessment discussed in the Item 4 section (governance and sustainability) is one component of the broader/more general risk assessment discussed in the Item 9 section, which also covers the industry dynamics, company risks and portfolio risks categories.  The Item 4 disclosure (as revised) clarifies that that discussion only relates to the Fund’s ESG ratings/criteria, as follows:

Proprietary ESG ratings capture this analysis with companies assigned a risk rating on each of governance and sustainability (environmental and social) from 1 (low risk) to 5 (high risk). Companies with a rating of 4 or worse with respect to governance or sustainability (environment and social) will not meet the Fund’s ESG criteria and will not be purchased for the Fund’s portfolio.

In addition, see the changes made in response to Comment 14 above.

16.	Comment: In the SAI, under the heading “General Description of the Trust and the Fund,” please disclose that the Fund is the successor to the Predecessor Fund.

Response: The following has been added under the heading “General Description of the Trust and the Fund”:

In connection with a reorganization, the Fund will assume the assets and liabilities of the Martin Currie International Sustainable Equity Fund series of the Legg Mason Global Asset Management

Trust (the “Predecessor Fund”).  All historical financial information and other information contained in this SAI relating to the Fund for periods prior to the closing of the Reorganization is that of the Predecessor Fund.

17.
Comment:  In the Goals, Strategies and Risks section in the SAI, under the heading “Environmental, social and governance (ESG) criteria”, it states that “the sub-adviser generally will rely on third-party data that it believes to be reliable . . . .”  Please disclose in the Prospectus that the Fund relies on third-party data providers and if there are specific data providers, please identify them in the Prospectus.  In addition, please expand the ESG risk in the Prospectus to specify that information from third-party data providers may be incomplete, inaccurate or unavailable.

Response: Please see response to Comment 6 above. The “ESG investment strategy risk” has been revised as follows:

ESG Investment Strategy The Fund’s ESG investment strategy limits the types and number of investment opportunities available to the Fund and, as a result, the Fund may underperform other funds that do not have an ESG focus. The Fund’s ESG investment strategy may result in the Fund investing in securities or industry sectors that underperform the market as a whole, or forgoing opportunities to invest in securities that might otherwise be advantageous to buy. The Fund may also underperform other funds that apply different ESG standards. In addition, the sub-adviser may be unsuccessful in creating a portfolio composed of companies that exhibit positive ESG characteristics. ~~When a model or data used in managing the Fund contains an error, or is incorrect or incomplete, any investment decision made in reliance on the model or data may not produce the desired results and the Fund may realize losses.~~In evaluating a security or issuer based on ESG criteria, the sub-adviser may use information and data from third-party providers of ESG research, which may be incomplete, inaccurate or unavailable. There is no uniform set of ESG standards, and different third party providers may provide different or inconsistent information and data. There may be limitations with respect to availability of ESG data in certain sectors, as well as limited availability of investments with positive ESG assessments in certain sectors. As a result, there is a risk that the sub-adviser may incorrectly assess a security or issuer. The sub-adviser’s evaluation of ESG criteria is subjective and may change over time.

18.
Comment:  In the SAI, under the heading “Acceptance of orders for Creation Units,” please delete the word “absolute” from the following sentence: “The Fund reserves the absolute right to reject or revoke a creation order transmitted to it by Distributors or its agent if . . . .” In addition, please delete items (iv) and (vi) from the third paragraph in this section.

Response: The above-cited disclosure has been revised as follows:

The SEC has expressed the view that a suspension of creations that impairs the arbitrage mechanism applicable to the trading of ETF shares in the secondary market is inconsistent with Rule 6c-11 under the 1940 Act. The SEC’s position does not prohibit the suspension or rejection of creations in all instances. The Fund reserves the ~~absolute~~ right, to the extent consistent with the provisions of Rule 6c-11 under the 1940 Act and the SEC’s position, to reject or revoke a creation order transmitted to it by Distributors or its agent, including, for example, if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (iii) the Deposit Securities delivered do not conform to the identity and number of shares specified, as described above; (~~iv) acceptance of the Fund Deposit would have certain adverse tax consequences to the Fund; (v~~iv) acceptance of the Fund Deposit would, in the opinion of the Fund, be unlawful; ~~(vi) acceptance of the Fund Deposit would, in the discretion of the Fund or the investment manager, have an adverse effect on the Fund or the rights~~

~~of beneficial owners;~~ or (~~vii~~v) circumstances outside the control of the Fund make it impossible to process purchase orders for all practical purposes.

Please do not hesitate to contact me at the above-referenced telephone number if you have any questions or wish to discuss any of the above responses presented above.

Very truly yours,

/s/ J. Stephen Feinour, Jr.
J. Stephen Feinour, Jr.

cc:  Julie Patel, Franklin Templeton